Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Reports H1 2023 Financial Results
and Provides Business Update

 In H1 2023, the company shifts into high gear with strategic B2B focus, groundbreaking commercial agreement, and major technological advancements.

Rehovot, Israel, August 30, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, is pleased to provide a business update for the first half of 2023, including a summary of its successful advancements in funding, commercialization and technological capabilities, commercialization and more. In parallel, the company has reported its H1 2023 financial results.

Steakholder Foods’ CEO, Arik Kaufman, commented: “With a fresh focus on a B2B model and our first multi-million-dollar commercial agreement with a GCC governmental body, Steakholder Foods is accelerating its path from R&D to commercialization. Further bolstered by significant new funding and key technological advancements, the company continues to establish itself as an innovator in the alternative protein sector.”

H1 2023 and Up to Date Business Highlights

From R&D to Commercialization - Groundbreaking Agreement and New Funding:
Steakholder Foods took a monumental leap in H1 2023, signing its first ever multi-million-dollar agreement with a GCC governmental body. The agreement is expected to involve significant financial commitments and to open up lucrative markets for Steakholder Foods, and is expected to serve as a critical catalyst in accelerating Steakholder Foods' endeavors in research, development and commercialization. The Company also raised $12.5 million in two rounds of public offerings ($6.5 million in January 2023, and $6 million in July 2023) to fuel further development, commercialization, and other corporate goals.

Major Technology Advancements:
In the first half of 2023, Steakholder Foods 3D-bioprinted the world’s first ready-to-cook cultivated fish. This achievement not only established Steakholder Foods as a pioneer in the cultivated meat space but also signaled its readiness for various collaborative opportunities, especially in bio-ink customization.

Additionally, the company announced a major printer upgrade that has substantially enhanced its production capabilities. The new upgrade allows for faster printing speeds, increased reliability, and the ability to create more intricate designs, all with a view to ensuring a stronger competitive edge in the market.

Government and Industry Recognition:
The Company received high-profile validation by hosting Israeli Prime Minister Benjamin Netanyahu, who reviewed Steakholder Foods' innovative technology first-hand and enthusiastically tasted the results, before joining in a roundtable discussion that the Company hosted with foodtech industry leaders, academics, and government representatives.

H1 2023 Financial Results Summary:

•	R&D expenses reached $3.4 million in H1 2023, compared to $3 million in H1 2022, reflecting an expansion of investment in Steakholder Foods’ research and development capabilities.
•	Operating loss reached $6.8 million in H1 2023, compared to $8.2 million in H1 2022. The decrease was primarily driven by a reduction in general and administration expenses.
•	Loss from continuing operations was $7.0 million in H1 2023, or $0.038 per ordinary share, compared to $7.2 million and $0.057 per ordinary share in H1 2022.
•	Cash flow used in operating activities was $7.7 million in H1 2023, compared to $7.4 million in H1 2022.
•
Cash and equivalents as of June 30, 2023 were $3.9 million, compared to $6.3 million as of year-end 2022. Pro forma to our capital raise in July 2023 and net of associated fees, our cash and equivalents as of June 30, 2023 were $9.4 million.

•
Non-current assets as of June 30, 2023 amounted to $6.3 million, compared to $8.2 million as of year-end 2023. The decrease was primarily driven by a reduction in the fair value of an asset deriving from a debt arrangement to which we are party, and fixed assets depreciation, including in right-of-use assets, partially offset by our investment in Wilk Technologies.

•	Total assets stood at $10.8 million as of June 30, 2023, prior to our recent fundraising, compared to $15.3 million as of year-end 2022.
•	Total capital stood at $0.7 million as of June 30, 2023, prior to our recent fundraising, compared to $7.9 million as of year-end 2022.

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact: Maissa Dauriac	Investor Contacts:
Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com